December 6, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-30-11

QUATERRA ANNOUNCES FINAL ASSAYS FROM PARTNER GRANDE PORTAGE’S
2011 DRILL PROGRAM AT HERBERT GLACIER, ALASKA

VANCOUVER, B.C.—Quaterra Resources Inc. today announced that its partner Grande Portage Resources Ltd. has received the remaining assays from the last three holes of its 2011 drilling program at the Herbert Glacier gold project located near Juneau, Alaska.

Best results from the F and G platforms include one intercept in drill hole 11F-1 (97.5 meters to 99.05 meters) averaging 4.35 g/t gold over 1.55 meters; and two intercepts in drill hole 11G-8, one from 177.27 meters to 178.45 meters averaging 50.0 g/t silver and 0.42 g/t gold over an intercept of 1.18 meters and another from 181.22 meters to 182.57 meters averaging 3.43 g/t gold and 10.4 g/t silver over 1.35 meters. The best assay from drill hole 11F-2 was 3.2 g/t gold from 4.52 meters to 5.36 meters (an interval of 0.83 meters).

Grande Portage has also clarified a previously reported result from drill hole 11I-4 (announced October 12, 2011). Instead of the quoted interval 154.22 meters to 155.18 meters, the correct interval is 3.04 meters from 151.18 meters to 154.22 meters (1.73 meters true thickness) which showed a weighted average of 3.42 g/t gold and 1,328.3 g/t silver. Contained within that zone is a 0.93 -meter interval (151.77 meters to 152.70 meters) which shows the strongest values for silver (4,010g/t), lead (3.18%), zinc (3.12%), copper (0.38%) and antimony (0.62%) received to date on the Herbert Glacier project. Gold also showed well at 7.75 g/t over that interval. Geologically, this intercept occurs near the western limit of exploration on the Main vein immediately beneath the major contact between the normal host quartz diorite and low-grade metasediments and volcanics. This represents a new target type defined by mineralization produced by the sudden changes in geochemistry, and possibly pressure and temperature at the lithologic contact described above. Drilling next year will further test this hypothesis.

Chief Project Geologist Carl Hale, CPG and consultant Charles Hawley, Ph.D. have identified numerous target areas to be drilled in 2012. Grande Portage intends to use two drills throughout the next phase. A drill with depth capability of an approximate maximum 1,500 feet (458 meters) using NQ diameter has been contracted with Spring Valley Drilling of Hot Springs, MT. This will be used to test identified structures including the Main, Goat and Deep Trench veins on 150 meter to 200 meter centers for vein extensions laterally and at depth.

A portable drill that requires no extensive pad work has also been contracted with Core One Drilling of Mt. Sopris, CO. This will be used to drill shallower (50 meter to 150 meter) holes as infill with the purpose of outlining ore shoots in identified structures. Holes will be drilled from 20 ft x 20 ft constructed pads of which at least seven new pads are planned. Grande Portage and its NI43-101 contractor are considering whole core assays on samples from the portable drill. Minimal permit work is necessary.

Grande Portage will continue using Metallic Screen assay for gold and ICP for distinctive, such as As, Ag, Pb, and W, and common elements. The samples will be submitted to the new ALS Minerals Prep Lab in Anchorage, AK, with samples under direct control of Grande Portage prior to delivery to Alaska Airlines cargo facility in Juneau, AK.

Quaterra and Grande Portage have formed a 35%65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator at Herbert Glacier.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C. C. Hawley, Ph.D., CPG of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the AJ and Treadwell mines and literally dozens of smaller gold mines and prospects. Overall gold production from the district is more than seven million ounces. In 2010, the district was reactivated by the reopening of Couer Alaska’s Kensington gold mine located 40 kilometers north of the Herbert Glacier property. In addition, Hecla Mining Company’s polymetallic Greens Creek Mine, a massive sulfide deposit containing silver, gold and zinc, is located in a parallel trend 20 kilometers to the west.

Shares issued
Quaterra has issued 33,582 shares to Roman Friedrich & Company Ltd. at a deemed price of $0.67 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by managemen